Exhibit 99.1
Merx Aviation Finance, LLC and Subsidiaries
Consolidated Financial Statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors

To the Management of Merx Aviation Finance, LLC

Opinion

We have audited the accompanying consolidated financial statements of Merx Aviation Finance, LLC and its subsidiaries (the "Company"), which comprise the consolidated statements of financial position as of March 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended March 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended March, 31, 2022 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgement made by a reasonable user based on the financial statements.

In performing an audit in accordance with US GAAS, we:
a.Exercise professional judgement and maintain professional scepticism throughout the audit. Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
b.Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
c.Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
d.Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.
e.We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PricewaterhouseCoopers
Dublin, Ireland
19 May, 2022

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousands)

	Notes	March 31, 2022	March 31, 2021
Current assets
Cash		$2,181	$13,529
Restricted cash		45,306	64,043
Aircraft held for sale, net of depreciation	4 (ii)	82,101	11,954
Lease revenue receivable	5	26,100	29,508
Other assets		3,674	3,671
Due from affiliates	3	12	12
Total current assets		159,374	122,717
Non-current assets
Aircraft held for lease, net of depreciation	4 (i)	1,078,335	1,437,087
Interest in joint venture	6	114,645	108,239
Deferred financing costs		12,997	16,311
Total non-current assets		1,205,977	1,561,637
Total assets		$1,365,351	$1,684,354

Current liabilities
Debt	7	$165,130	$130,820
Deferred revenue		123	5,607
Interest payable		9,080	4,191
Due to affiliates		54	63
Accrued expenses and other liabilities		4,030	1,913
Total current liabilities		178,417	142,594
Non-current liabilities
Debt	7	1,122,304	1,252,643
Maintenance reserves liability	9	108,220	221,275
Derivative financial instruments	10	3,275	15,675
Lease deposit liability	8	10,286	15,534
Deferred revenue		2,365	—
Deferred income tax liability	15	135	(93)
Total non-current liabilities		1,246,585	1,505,034
Total liabilities		$1,425,002	$1,647,628

Equity
Merx Aviation Finance, LLC shareholders' equity:
Member’s equity		$(43,859)	$60,702
Cash flow hedge reserve		(305)	(2,164)
Total Merx Aviation Finance, LLC shareholders' equity		(44,164)	58,538
Non-controlling interests in consolidated entities		(15,487)	(21,812)
Total equity		$(59,651)	$36,726

Total liabilities and equity		$1,365,351	$1,684,354

The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

		For the year ended March 31,
	Notes	2022	2021	2020
Revenues
Lease revenue	11	$243,618	$211,478	$221,514
Investment income		—	—	720
Redelivery income		239	—	687
Service fee income	12	8,112	9,777	2,208
Other income	13	617	4,089	1,461
Total revenues		$252,586	$225,344	$226,590

Expenses
Interest expense		$79,906	$75,764	$103,455
Depreciation		85,779	95,223	101,136
Asset impairment		73,714	79,547	25,886
Management fee expense		272	257	411
Allowance for credit losses	5	25,098	32,069	2,471
General and administrative expenses	14	35,422	24,625	27,580
Total expenses		$300,191	$307,485	$260,939

Other income (expenses)
Interest in joint venture profit		$6,905	$2,857	$14,938
Net (loss) gain on sale of aircraft		16,628	—	(10,674)
Fair value movement in derivative financial instruments		4	—	4
Net (loss) profit before taxes		$(24,068)	$(79,284)	$(30,081)
Income tax	15	(205)	2,528	2,299
Net (loss) profit after taxes		$(24,273)	$(76,756)	$(27,782)
Net loss after taxes attributable to non-controlling interests		(4,212)	(5,652)	(1,895)
Net (loss) profit after taxes attributable to Merx Aviation Finance, LLC		$(20,061)	$(71,104)	$(25,887)
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME
(In thousands)

	For the year ended March 31,
	2022	2021	2020
Net (loss) / profit after taxes	$(24,273)	$(76,756)	$(27,782)
Other comprehensive income
Movement in cash flow hedge reserve, net of tax	12,396	9,336	(16,639)
Total other comprehensive (loss) income	$12,396	$9,336	$(16,639)
Other comprehensive (loss) attributable to non-controlling interests	6,325	356	(13,208)
Total comprehensive (loss) income attributable to Merx Aviation Finance, LLC	$(18,202)	$(67,776)	$(31,213)
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(In thousands)

	Merx Aviation Finance, LLC shareholders
	Cashflow hedge reserve	Member’s equity	Non-controlling interests in consolidated entities	Total equity
Balance at March 31, 2019	$(166)	$54,893	$(8,960)	$45,767
Distribution to member	—	(2,500)	—	(2,500)
Net profit (loss) after taxes	—	(25,887)	(1,895)	(27,782)
Movement in cash flow hedge reserve	(5,326)	—	(11,313)	(16,639)
Balance at March 31, 2020	$(5,492)	$26,506	$(22,168)	$(1,154)
Capital contribution	—	105,300	—	105,300
Net (loss) after taxes	—	(71,104)	(5,652)	(76,756)
Movement in cash flow hedge reserve	3,328	—	6,008	9,336
Balance at March 31, 2021	$(2,164)	$60,702	$(21,812)	$36,726
Distribution to member	—	(84,500)	—	(84,500)
Net (loss) after taxes	—	(20,061)	(4,212)	(24,273)
Movement in cash flow hedge reserve	1,859	—	10,537	12,396
Balance at March 31, 2022	$(305)	$(43,859)	$(15,487)	$(59,651)
The accompanying notes are an integral part of these consolidated financial statements.

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,
	2022	2021	2020
Cash flows from operating activities
Net (loss) / profit after tax	$(24,273)	$(76,756)	$(27,782)
Adjustments to reconcile net profit after tax to net cash provided by operating activities:
Depreciation	85,779	95,223	101,136
Asset impairment	73,714	79,547	25,886
Loss (Gain) on sale of aircraft	(16,628)	—	10,674
Movement in derivative financial instruments	—	—	(4)
Movement in investment securities	—	—	(720)
Net amortization of deferred financing cost	3,314	993	3,266
Interest in joint venture (profits) losses	(6,905)	(2,857)	(14,938)
PIK interest expense capitalized	3,832	906	—
Maintenance reserve income	(86,798)	(22,470)	(48,893)
Changes in operating assets and liabilities net of effects of business acquired:
Movement in interest receivable and other assets net of allowance for credit losses	3,408	(13,650)	(7,755)
Movement in deferred revenue	(3,119)	(3,239)	(455)
Movement in interest payable	4,889	370	129
Movement in due to affiliates	(9)	—	—
Movement in accrued expenses and other liabilities	2,117	(5,615)	(4,763)
Movement in deferred income tax liabilities	228	(2,744)	(1,680)
Net cash provided by (used in) operating activities	$39,549	$49,708	$34,101
Cash flows from investing activities
Acquisition of aircraft	$(6,806)	$(1,100)	$(9,993)
Net cash received in business combination	—	—	—
Proceeds from disposal of aircraft	152,546	—	106,119
Investment in joint venture	500	—	10,698
Receipts from investments in securities	—	—	4,479
Lease deposits returned	(5,248)	(2,574)	(3,522)
Maintenance reserve receipts	29,558	15,496	57,406
Maintenance reserve disbursements	(55,816)	(14,080)	(28,284)
Net cash (used in) provided by investing activities	114,734	$(2,258)	$136,903
Cash flows from financing activities
Drawdowns of debt	$—	$104,000	$31,718
Repayments of debt	(184,368)	(165,031)	(237,549)
Distribution to member	—	—	(2,500)
Net cash (used in) provided by financing activities	$(184,368)	$(61,031)	$(208,331)
Net increase (decrease) in cash and restricted cash	$(30,085)	$(13,581)	$(37,327)
Cash and restricted cash, beginning of year	$77,572	$91,153	$128,480
Cash and restricted cash, end of year	$47,487	$77,572	$91,153

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	For the year ended March 31,
	2022	2021	2020
Supplemental disclosure of cash flow information
Cash paid for interest	$71,700	$71,480	$100,060
Cash paid for tax	—	6	—

Supplemental disclosure of non-cash activities
Transfer of maintenance reserve and security deposit	$—	$—	$—
Net assets acquired upon business acquisition (net of cash)	—	—	—
Non-cash consideration paid for the business acquisition	—	—	—
Revolver loan (1)	(84,500)	105,300	—

Supplemental disclosure of cash and restricted cash reconciliation
Cash per Consolidated Statement of Financial Position	$2,181	$13,529	$10,446
Restricted cash per Consolidated Statement of Financial Position (2)	45,306	64,043	80,707
Total cash and restricted cash	$47,487	$77,572	$91,153
____________________
(1) At the start of 2021 $105,300 of the revolver was converted to equity on the consolidation. In the current year, $84,500 of equity was converted to the revolver.

(2) Restricted cash consists of pledged security deposits, maintenance reserves and other reserves related to secured aircraft financing arrangements.

The accompanying notes are an integral part of these consolidated financial statements

MERX AVIATION FINANCE, LLC AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands except share and per share data)

Note 1. Organization
Merx Aviation Finance, LLC ("Merx"), a Delaware limited liability company, commenced operations on March 31, 2014. Merx and its subsidiaries (“Merx Aviation”, the “Company”, “we”, “us”, or “our”) are principally engaged in acquiring and leasing commercial aircraft to airlines throughout the world. The Company has executive offices and employees in New York City, New York as well as Dublin, Ireland.
Merx was formed by Apollo Investment Corporation (“AIC”), a Maryland corporation. AIC is the sole member of Merx. On March 31, 2014, AIC entered into an agreement whereby it exchanged its 100% membership interest in Merx Aviation Finance Holdings, LLC (“Holdings, LLC”) for a 100% membership interest in Merx. In connection with the exchange, all debt (the “Revolver”, discussed in Note 3) and equity due to AIC held by Holdings, LLC was assumed by the Merx, and in return Merx received equity in Holdings, LLC.
As of March 31, 2022, the Company owned a fleet of 67 aircraft in its operating lease portfolio through securitized vehicles, joint ventures and direct ownership, and managed additional 33 aircraft owned by Apollo Funds. In addition to its leasing activities, the Company sells aircraft from its operating lease portfolio to third parties, including other lease companies, financial services companies, airlines and other investors, The Company also provides aircraft management services to investors and owners of aircraft portfolios for a management fee.
Note 2. Significant Accounting Policies
Basis of Accounting and Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”).
The Company consolidates financial statements of all entities in which we have a controlling financial interest, including the account of any Variable Interest Entity in which we have a controlling financial interest and for which we are the primary beneficiary. All material intercompany balances are eliminated in consolidation.
The consolidated financial statements include the accounts of Merx Aviation and all of its subsidiaries as well as those entities for which Merx Aviation is deemed to be the primary beneficiary, which include MAPS 2018-1 and MAPS 2019-1. The Company obtained control and consolidated the operations of MAPS 2018-1 and MAPS 2019-1 as of May 15, 2018.
We use judgment when (a) evaluating whether an entity is subject to consolidation as a variable interest entity ("VIE"), (b) identifying the entity’s variable interest holders, (c) estimating the potential expected losses and residual returns that may inure to the variable interest holders, and (d) assessing whether Merx Aviation is the primary beneficiary. When evaluating whether Merx Aviation is the primary beneficiary, we consider (1) the entity’s purpose and design, and the risks that are intended to be passed on its variable interest holders, (2) whether Merx Aviation has the power to direct the activities that most significantly impact the entity’s economic performance, and (3) whether Merx Aviation’s obligation to absorb losses of the entity or the right to receive benefits from the entity could potentially be significant to the VIE. When certain events occur, we reconsider whether we are the primary beneficiary of VIEs. We do not reconsider whether we are a primary beneficiary solely because of operating losses incurred by an entity.
The Company also consolidates OVI Aviation Designated Activity Company ("OVI"). OVI is jointly owned by the Company and Athene Holding Ltd., a related entity of AGM and controlled by the Company. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements.
Functional currency
The group functional currency is the United States dollar ($), being the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions.

Use of Estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. While the Company believes that the estimates and related assumptions used in the preparation of the consolidated financial statements are appropriate, actual results could differ from those estimates, and such differences could be material.
Risk and Uncertainties
In the normal course of business, Merx Aviation encounters several significant types of economic risk including credit, market, aviation industry and capital market risks. Credit risk is the risk of another party’s inability or unwillingness to make contractually required payments and to fulfill its other contractual obligations. Market risk reflects the change in the value of the investments due to changes in interest rate spreads or other market factors, including the value of collateral underlying the investments. Aviation industry risk is the risk of a downturn in the commercial aviation industry which could adversely impact a lessee’s ability to make payments, increase the risk of unscheduled lease terminations and depress lease rates and the value of the Company’s aircraft. Capital market risk is the risk that the Company is unable to obtain capital at reasonable rates to fund the growth of our business or to refinance existing debt facilities.
Worldwide Pandemic and Russian invasion of Ukraine
COVID 19 has resulted in Governments at various times during the pandemic imposing severe travel restrictions, affecting commercial airline traffic and the financial condition of the aviation industry. Whilst there were several positive signs in the current financial year, including the lifting of travel restrictions in many countries towards the end of 2021, the industry is still in transition to normality. The continued successful manufacture and distribution of vaccines is an important factor for the speed of this recovery. The length and severity of the reduction in demand due to the pandemic is uncertain given the significant impact of the pandemic on the global economy. Airlines have taken numerous measures with respect to expense and liquidity management to minimize the impact of the pandemic. Additionally, central governments across the globe have taken initiatives to provide, relief, and economic security to the airlines.
Our financial condition depends on the ability of our lessees to perform their payment and other obligations to us under our leases. The downturn in the aviation industry resulting from COVID-19 could weaken the financial condition and exacerbate the liquidity problems of some of our lessees, and increases the risk that they will delay, reduce or fail to make rental payments when due. In addition, the travel downturn in the future could result in lower utilization of our aircraft assets and could impact our ability to lease or sell our aircraft. All of these actual and potential developments arising from the outbreak of COVID-19 could materially and adversely affect our financial condition, results and cash flows.
While lease deferrals may delay our receipt of cash, we generally recognize the lease revenue during the period even if a deferral is provided to the lessee, unless we determine collection is not reasonably assured. We monitor all lessees with past due lease payments and discuss relevant operational and financial issues facing those lessees in order to determine an appropriate course of action. As of March 31, 2022 we concluded that collection of lease rental payments was not probable from several lessees, resulting in creation of an allowance for doubtful debts of $25.1 million which represents 10% of our aggregate lease revenue for the year ended March 31, 2022 (March 31, 2021: $32.1 million, March 31, 2020: $2.5 million).
Depending on the severity and longevity of the COVID-19 pandemic, the efforts taken to reduce its spread and the possibility of a resurgence of COVID-19, some of our lessees may return aircraft to us before the return date in their lease agreement or experience insolvency or initiate bankruptcy or similar proceedings that result in aircraft being returned to us. If this occurs, we may not be able to reposition the aircraft with other airlines as quickly as we have historically, or we may incur increased costs in repositioning such aircraft. As a result, our revenues and collection rates would decline.

In February 2022, significant sanctions were put in place by a number of governments, (including the US, UK and EU) directly targeting the Russian Federation and Belarus, companies and financial institutions in and connected to both countries as well as a number of named individuals. The impact of these sanctions includes but is not limited to restricting their ability to make payments, enter into commercial agreements and import or export goods and services. The nature of the sanctions, as well as the list of directly sanctioned entities and persons is changing on an ongoing basis.

In addition, many international companies have indicated their intention to withdraw from providing services in Russia and Belarus.

The Company has 4 aircraft leased to airlines based in Russia/Belarus and no aircraft leased to airlines based in Ukraine.The present condition of 3 of these aircraft is unknown and management cannot determine with certainty as to when and in what condition the aircraft may be returned to the company and to what extent lease revenues and outstanding debtor balances will be received. One of the aircraft is currently held in Mongolia under the control of Merx. The carrying value of the aircraft currently held in Mongolia is $12.85 million. The total impairment charge related to these aircrafts was $46.9 million at the balance sheet date and the outstanding debtors at 31 March 2022 amounted to $0.2 million.

In addition, given the broad nature of the sanctions and the Global nature of the aviation industry there is the potential for other impacts to emerge for aircraft not currently on lease to Russia/Belarus/Ukraine.

The Company’s assumptions about future conditions important to its assessment of potential impairment of its depreciable assets, and receivables, including the impacts of the COVID-19 pandemic, the Russian invasion on Ukraine and other ongoing impacts to its business, are subject to uncertainty, and the Company will continue to monitor these conditions in future periods as new information becomes available, and will update its analysis accordingly.

Cash
Cash held at U.S. financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. Cash is carried at cost which approximates fair value. As of March 31, 2022, the Standards & Poor's credit rating of J.P. Morgan & Chase N.A was A+, Allied Irish Bank plc was BBB-, Sumitomo Mitsui Banking Corp. was A, Wells Fargo Bank N.A. was A+ and Deutsche Bank AG was A-, BNP Paribas was A+ and ABN AMRO Bank N.V was A. Bank of Utah is not rated by Standard & Poors.
Restricted Cash
Cash held at financial institutions may be classified as restricted cash if provisions exist in contracts with other parties that affect the Company's ability to readily access or utilize cash for business purposes. Under certain of the Company's debt arrangements, payments received from lessees serve as collateral to the lenders and are thus subject to withdrawal restrictions. The Company’s restricted cash consists primarily of (i) security deposits and maintenance reserves received from lessees under the terms of various lease agreements; (ii) a portion of rents collected required to be held for debt repayments; and (iii) cash held in securitized vehicles.
Aircraft Held for Lease and Depreciation
Aircraft held for lease are stated at cost less depreciation and impairment. Depreciation is charged using the straight-line method, typically over a 25-year life from the date of manufacture. Estimated residual values are generally determined to be approximately 10% of the purchase price. Management may make exceptions to this policy on a case-by-case basis when, in its judgment, the residual value or the useful life calculated pursuant to this policy does not appear to reflect current expectations of value. In accounting for aircraft held for lease, we make estimates about the expected useful lives and the estimated residual values. In making these estimates, we rely upon industry experience with the same or similar aircraft types and our anticipated lessee's utilization of the aircraft. Aircraft may be pledged as collateral for external funding arrangements.

Aircraft Held for Sale
Management evaluates all contemplated aircraft sale transactions to determine whether all the required criteria have been met under US GAAP to classify aircraft as flight equipment held for sale. Management uses judgment in evaluating these criteria. Due to the significant uncertainties of potential sale transactions, the held for sale criteria generally will not be met unless the aircraft is subject to a signed sale agreement, or management has made a specific determination and obtained appropriate approvals to sell a particular aircraft or group of aircraft.
Aircraft held for sale are recorded at the lesser of carrying value or fair value, less estimated cost to sell. The Company continues to recognize rent from aircraft held for sale until the date the aircraft is sold. Rent collected from the sale contract date through the aircraft disposition date reduces the sale proceeds and gain on sale of aircraft. In addition, depreciation ceases once an aircraft is classified as held for sale. The Company performs an impairment review of aircraft held for sale. An impairment loss is recorded for an asset or asset group held for sale when the carrying value of the asset or asset group exceeds its fair value, less estimated cost to sell.
Repair and Maintenance of Aircraft
Major improvements and modifications incurred in connection with the acquisition of aircraft that are required to get the aircraft ready for use are capitalized and depreciated over the remaining life of the aircraft. In addition, costs paid by us for scheduled maintenance and overhauls are capitalized and depreciated over a period to the next scheduled maintenance or overhaul event. Miscellaneous repairs are expensed when incurred.
Impairment of Aircraft
We perform a recoverability assessment of all aircraft in our fleet, on an aircraft-by-aircraft basis, at least annually. In addition, a recoverability assessment is performed whenever events or changes in circumstances or indicators indicate that the carrying value of an asset may not be recoverable. Indicators may include but are not limited to a significant lease restructuring or early lease termination, significant air traffic decline, the introduction of newer technology aircraft or engines, the discontinuation of the production of an aircraft type or an issuance of a significant airworthiness directive. When we perform a recoverability assessment, we measure whether the estimated future undiscounted net cash flows expected to be generated by the aircraft exceed its carrying value. The recoverability assessment is based on undiscounted cash flows expected to result from the entity’s use and eventual disposition of the asset group, rather than on market-participant assumptions that would be used in measuring the asset’s fair value. The undiscounted cash flows consist of cash flows from currently contracted leases, end of lease payments, future projected lease rates, transition costs, estimated down time and estimated residual or scrap values for an aircraft.
We develop assumptions used in the recoverability analysis based on our knowledge of active lease contracts, current and future expectations of the global demand for a particular aircraft type, and historical experience in the aircraft leasing market and aviation industry, as well as information received from third-party industry sources. The factors considered in estimating the undiscounted cash flows are affected by changes in future periods due to changes in contracted lease rates, economic conditions, technology, and airline demand for a particular aircraft type. In the event that an aircraft does not meet the recoverability test and the aircraft’s carrying amount falls below estimated values from third-party industry sources, the aircraft will be recorded at fair value in accordance with the Company’s fair value measurement policy, resulting in an impairment charge.

 Investment Securities
Where the Company has the intent and ability to hold securities for the foreseeable future, we have classified them as held-for-investment. These investments are reported in the balance sheet at outstanding principal adjusted for any charge-offs, repayments, allowance for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts.
Interest in Joint Venture
The Company recognizes interest in joint ventures using the equity method of accounting. Investments accounted for under the equity method are recorded at the amount of the Company’s investment and adjusted each period for the Company’s share of the joint venture's income or loss.

Lease Revenue Receivable
Lease rental receivables represent unpaid, current lessee rental obligations under existing lease contracts. An allowance for credit losses on trade receivables is established when the risk of non-recovery is probable. The risk of non-recovery is primarily based on the extent to which amounts outstanding exceed the value of security held, together with an assessment of the financial strength and condition of a debtor and the economic conditions persisting in the debtor’s operating environment. The allowance for credit losses is classified as leasing expenses in our Consolidated Statement of Operations.
Debt and Deferred Debt Issuance Costs
Long-term debt is carried at the principal amount borrowed, including unamortized discounts, premiums, and debt issuance costs, where applicable. We amortize the amount of discounts, premiums and over the period the debt is outstanding using the effective interest method. The costs we incur for issuing debt are capitalized and amortized as an increase to interest expense over the life of the debt using the effective interest method. Debt issuance costs related to our line-of-credit arrangements are presented within other assets.
Derivative Financial Instruments
The Company enters into derivative contracts to manage its exposure to interest rate risk. Interest rate swaps are used to minimize exposures to interest rate movement on underlying debt obligations of the Company. Our derivative assets are recorded in non-current assets and our derivative liabilities are recorded in non-current liabilities in our Consolidated Balance Sheets, unless there is a legal liability and intention to settle net.
The Company has elected to apply hedge accounting to its derivative instruments, as such when cash flow hedge accounting treatment is applied, the changes in fair values related to the effective portion of the derivatives are recorded in Other Comprehensive Income ("OCI"), and the ineffective portion is recognized immediately in the Consolidated Statements of Operations. Amounts reflected in OCI related to the effective portion are reclassified into the Consolidated Statements of Operations in the same period or periods during which the hedged transaction affects interest expense.
We discontinue hedge accounting prospectively when (i) we determine that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item; (ii) the derivative expires or is sold, terminated, or exercised; or (iii) management determines that designating the derivative as a hedging instrument is no longer appropriate. In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we recognize the changes in the fair value in current-period earnings. The remaining balance in OCI at the time we discontinue hedge accounting is not recognized in our Consolidated Statements of Operations unless it is probable that the forecasted transaction will not occur. Such amounts are recognized in Consolidated Statements of Operations when the hedged transaction affects interest expense.
When cash flow hedge accounting treatment is not applied, the changes in fair values between periods are recognized as a fair value movement in the Consolidated Statements of Operations. Net cash received or paid under derivative contracts in any reporting period is classified as operating cash flows in our Consolidated Statements of Cash Flows.
Investment Transactions
Investments are recognized when we assume an obligation to acquire a financial instrument and assume the risks for gains and losses related to that instrument. Investments are derecognized when we assume an obligation to sell a financial instrument and forego the risks for gains or losses related to that instrument. Specifically, we record all security transactions on a trade date basis. Amounts for investments recognized or derecognized but not yet settled are reported as receivables for investments sold and payables for investments purchased, respectively, in the Consolidated Statements of Financial Position.

Fair Value Measurements
Fair value is defined as the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 Inputs: One or more inputs to valuation techniques are significant and unobservable.
In some cases, the inputs used to measure fair value can fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given financial instrument is based on the lowest level of input that is significant to the fair value measurement.
The Company measures the fair value of certain assets on a non-recurring basis, principally our flight equipment, when GAAP requires the application of fair value, including events or changes in circumstances that indicate that the carrying amounts of assets may not be recoverable.
The Company records flight equipment at fair value when we determine the carrying value may not be recoverable. The Company principally uses the income approach to measure the fair value of flight equipment. The income approach is based on the present value of cash flows from contractual lease agreements and projected future lease payments, including contingent rentals, net of expenses, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value based on expectations of market participants. These valuations are considered Level 3 valuations, as the valuations contain significant non-observable inputs.
Lease Revenue
The Company leases aircraft principally under operating leases and reports rental income ratably over the life of each lease. At lease inception, we review all necessary criteria to determine proper lease classification. We account for lease agreements that include uneven rental payments on a straight-line basis. Most of our lease contracts require rental payments in advance. Rentals received, but unearned, under the lease agreements are recorded as deferred revenue on the Company’s Consolidated Statements of Financial Position until earned. The difference between the rental income recorded and the cash received under the provisions of the lease is included in Lease receivables, as a component of current assets on the Company’s Consolidated Statements of Financial Position. An allowance for doubtful accounts will be recognized for past-due rentals based on management’s assessment of collectability. Management monitors all lessees with past due lease payments and discuss relevant operational and financial issues facing those lessees in order to determine an appropriate allowance for doubtful accounts.
All of the Company’s lease agreements are triple net leases whereby the lessee is responsible for all taxes, insurance, and aircraft maintenance. In many operating lease contracts, the lessee is obligated to make periodic payments, which are calculated with reference to the utilization of the airframe, engines, and other major life-limited components during the lease. In these leases, we will make a payment to the lessee to compensate the lessee for the cost of the qualifying event incurred, up to the maximum of the amount of maintenance reserves payment made by the lessee during the lease term, net of previous reimbursements. These payments are made upon the lessee’s presentation of invoices evidencing the completion of such qualifying event. The Company records as lease revenue, the portion of maintenance reserves liability that is virtually certain will not be reimbursed to the lessee. Maintenance reserves payments which we may be required to reimburse to the lessee are reflected in our maintenance reserve liability, as a component of non-current liabilities in our consolidated statements of financial position. Any maintenance reserves or end of lease payments collected that were not reimbursed to the lessee during the term of the lease for a qualifying event are recognized as lease revenue at the end of the lease.
Investment Income
Investment income is recognized on an accrual basis. Discounts or premiums are accreted or amortized into investment income on an effective yield or “interest” method based upon a comparison of actual and expected cash flows, through the expected maturity date of the security.

Redelivery Income
In certain contracts, the lessee is required to re-deliver the aircraft in a specified maintenance condition (normal wear and tear excepted), with reference to major life-limited components of the aircraft. To the extent that such components are re-delivered in a different condition than specified, there is normally an end-of-lease compensation adjustment for the difference at re-delivery. Amounts received as part of these re-delivery adjustments are recorded as redelivery income at lease termination.
Service Fee Income
Service fee income is accounted for on an accruals basis. This include aircraft service income by providing administrative and technical services for each managed aircraft, remarketing services upon sale and release of managed aircraft, research support and advisory services.
Expenses
Expenses include interest expense, management fee expense, compensation expenses and benefits, selling, other general and administrative expenses. Expenses are recognized on an accrual basis.
Income Taxes
The Company and two of its subsidiaries are single member limited liability companies and were structured as disregarded entities for U.S. federal, state and local tax purposes. Accordingly no provision for income taxes is made for these Companies. Four of the Company’s subsidiaries are structured as a taxable entity for U.S. federal, state and local tax purposes. Accordingly, the Company uses the liability method in accounting for deferred income taxes for this subsidiary. Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to temporary differences between the carrying value and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to be reversed. A valuation allowance is established, if necessary, to reduce deferred tax assets to the amount estimated to be recoverable. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities.
The Company wholly owns subsidiaries which qualify as controlled foreign corporations for U.S. federal, state and local tax purposes. These entities are subject to tax at the rate of their jurisdiction of incorporation.
Non-controlling interests
For entities that are consolidated, but not 100% owned, a portion of the income or loss and corresponding equity is allocated to owners other than the Company. The aggregate of the income or loss and corresponding equity that is not owned by the Company is included in non-controlling interests in the consolidated financial statements.

The authoritative guidance for non-controlling interests in the consolidated financial statements requires reporting entities to present non-controlling interest as equity and provides guidance on the accounting for transactions between an entity and non-controlling interests. According to the guidance, (1) non-controlling interests are presented as a separate component of shareholders’ equity on the Company’s consolidated statements of financial condition, (2) net profit (loss) after taxes includes the net profit (loss) after taxes attributable to the non-controlling interest holders on the Company’s consolidated statements of operations, (3) the primary components of non-controlling interest are separately presented in the Company’s consolidated statements of changes in shareholders’ equity to clearly distinguish the interests in the Company and other ownership interests in the consolidated entities and (4) profits and losses are allocated to non-controlling interests in proportion to their ownership interests regardless of their basis.

Recently Adopted Accounting Standards
On December 18, 2019, the Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This new standard eliminates certain exceptions in Accounting Standards Codification ("ASC") 740 related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. The adoption of this ASU did not have an impact on the Company's consolidated financial statements.

Recent Accounting Pronouncements
In February 2016, the FASB issued ASU No. 2016-02 (“ASU 2016-02”), “Leases (Topic 842)”. The amendments in ASU 2016-02 set out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases”, which provides narrow amendments to clarify how to apply certain aspects of the new lease standard. In addition, in August 2018, the FASB issued ASU No. 2018-11, “Targeted Improvements to ASC 842”, which includes an option to apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption rather than restate comparative periods in transition. In December 2018, the FASB issued ASU 2018- 20, “Narrow-Scope Improvements for Lessors”. This ASU provides an election for lessors to exclude sales and related taxes from consideration in the contract and requires lessors to exclude from revenue and expense lessor costs paid directly to a third party by lessees. In March 2019, the FASB Issued ASU 2019-01, “Codification Improvements”. This ASU address issues relating to (i) Determining the fair value of the underlying asset by lessors that are not manufacturers or dealers; (ii) Presentation on the statement of cash flows-sales-type and direct financing leases; and Transition disclosures related to Topic 250, Accounting Changes and Error Corrections. Recently, the effective date of ASC 842 for private companies has further extended for one year by FASB. The standard will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022.

The Company will adopt the amendments to Accounting Standards Codification (“ASC”) 842 on April 1, 2022. As a result, the
Company will continue to disclose comparative reporting periods under the previous accounting guidance, ASC 840. Based on our evaluation of the guidance, we noted that Lessor accounting is similar to the current model, but the guidance will impact us in scenarios where we are the Lessee. The Company is evaluating the potential effects on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13 (“ASU 2016-13”), “Financial Instruments - Credit Losses (Topic 326) Measurement of Credit Losses on Financial Instruments”. ASU 2016-13 revises the measurement of credit losses for financial  assets measured at amortized cost from an incurred loss methodology to an expected loss methodology. ASU 2016- 13 affects trade receivables, debt securities, net investment in leases, and most other financial assets that represent a right to receive cash. Additional disclosures about significant estimates and credit quality are also required. In November 2018, the FASB issued ASU N o. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses”. This ASU clarifies that receivables from operating leases are accounted for using the lease guidance and not as financial instruments. The effective date will be the first quarter of fiscal year 2023. The Company is evaluating the potential effects on the consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (“ASC 848”). ASC 848 provided temporary optional expedients and exceptions to the U.S. GAAP guidance on contract modifications and hedge accounting to reduce the financial reporting burden in light of the market transition from London Interbank Offered Rates (“LIBOR”) and other reference interest rates to alternative reference rates.

Under ASC 848, companies can elect not to apply certain modification accounting requirements to contracts affected by reference rate reform if certain criteria are met. An entity that makes this election would not be required to remeasure the contracts at the modification date or reassess a previous accounting determination. The amendments of ASC 848 apply only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in ASU 2020-04 are effective from March 12, 2020 through
December 31, 2022 and can be adopted prospectively for any interim period that includes or is subsequent to March 12, 2020. We have not adopted ASC 848 for this annual period and are currently evaluating the impact that adopting the standard may have on our financial statements.

In July 2021, the FASB issued ASU 2021-05, Lessors – certain leases with variable lease payments (Topic 842). The new guidance is effective for reporting periods beginning after December 15, 2022, with early adoption permitted. The Company has early adopted the new guidance. The guidance has amended the lease classification requirements for lessors to align them with practice under Topic 840. The guidance requires lessors to classify and account for a lease with variable lease payments that do not depend on a reference index or a rate as an operating lease if both the lease would have been classified as a sales-type lease or a direct financing lease in accordance with the classification criteria in Topic 842 and the lessor would have otherwise recognized a day-one loss. The Company has reviewed the impact of the initial application of amendments and determined that there is no significant for the Company.

Note 3. Related Party Arrangements
The Company is party to an administration agreement (the “Administration Agreement”) with Apollo Investment Administration, LLC (the “Administrator” or “AIA”), under which the Administrator, subject to review by the Company's management and the Board of Directors of AIC, provides administrative services to the Company. AIA is an affiliated entity of Apollo Investment Management, L.P. which provides investment advisory services to AIC. The Administration Agreement provides that the Company will reimburse the Administrator for all costs and expenses incurred by Administrator in performing its obligations and providing personnel under the agreement. Additionally, the Company will bear all costs and expenses incurred by any person or entity, including the Administrator, in connection with the business operations of the Company, including, without limitation, payments based upon the allocable portion for the Company of the Administrator's overhead in performing its obligations. For the years ended March 31, 2022, March 31, 2021 (FY2021), and March 31, 2020 (FY2020), the Company paid $250, $250 and $250, respectively, to AIA for the provision of administrative services.
Apollo Global Management (“AGM”) is an affiliate of both AIA and AIC, and pays certain expenses on behalf of the Company and other affiliates. Accordingly, the Company periodically reimburses AGM for expenses paid on its behalf.
AIC has also entered into an expense reimbursement agreement with Merx Aviation Finance Assets Ireland Limited ("Merx Ireland"), an affiliate of the Company, that will reimburse AIC for reasonable out-of-pocket expenses incurred, including any interest, fees or other amounts incurred by AIC in connection with letters of credit issued on behalf of Merx Ireland. For the year ended March 31, 2021, the Company reimbursed expenses of $4; (FY:2021 $4, FY2020: $4) to AIC under the expense reimbursement agreement.
In March 2014, AIC issued a revolving credit facility (the "Revolver") with financing capacity up to $500,000 to the Company with an interest rate of 12% and maturity date of October 31, 2023. As of March 31, 2021, the Revolver provided the Company with financing capacity of up to $300,000 at the sole discretion of AIC. Borrowings under the revolver may be used for working capital needs in the ordinary course of business and other general corporate purposes (including, but not limited to making investments). The total amount outstanding under the Revolver was $275,500 and $190,500 as of March 31, 2022 and March 31, 2021, respectively. The interest rate of the Revolver was reduced to 10% in April 2021. See Note 7 for additional disclosures.
The following related party balances are included in the Consolidated Statements of Financial Position.

	March 31, 2022	March 31, 2021
Due from affiliates
Management fees - AIC affiliate	$12	$12
Due from affiliates	$12	$12
On January 17, 2019, AIC announced that effective January 16, 2019, Mr. Gary Rothschild, President and Chief Executive Officer of Merx, became an employee of Apollo Management Holdings, L.P. ("AMH"), an affiliate of AIC’s investment adviser. Mr. Rothschild also retained his role as the President and Chief Executive Officer of Merx.

Note 4 (i). Aircraft Held for Lease
The following table shows the changes in aircraft held for lease, net of depreciation, for the years ended March 31, 2022 and March 31, 2021. See Note 11 for additional disclosure including geographic detail of aircraft held for lease.

	March 31, 2022	March 31, 2021
Beginning balance	$1,437,087	$1,622,711
Acquisitions and capital improvements	6,806	1,100
Acquired in business combination	—	—
Transferred to aircraft held for sale, net of related accumulated depreciation	(82,101)	(11,954)
Dispositions, net of related accumulated depreciation	(123,964)	—
Depreciation	(85,779)	(95,223)
Asset impairment	(73,714)	(79,547)
Ending balance	$1,078,335	$1,437,087

The following table presents accumulated depreciation and asset impairment for the aircraft held for lease as of March 31, 2022 and March 31, 2021.

	March 31, 2022	March 31, 2021
Accumulated Depreciation	$568,120	$358,470
Accumulated Asset Impairment	$169,519	$115,813

There were 44 aircraft, 4 engines and a portfolio of component parts classified as held for lease at year end (March 31, 2021: 54 Aircraft and a portfolio of component parts).
Note 4 (ii). Aircraft Held for Sale
The following table shows the changes in aircraft held for sale, net of depreciation, for the years ended March 31, 2022 and March 31, 2021.

	March 31, 2022	March 31, 2021
Beginning balance	$11,954	$0
Transferred from Aircraft held for lease, net of related accumulated depreciation	82,101	11,954
Dispositions, net of related accumulated depreciation	(11,954)	0
Ending balance	$82,101	$11,954

There were 3 aircraft classified as held for sale at year end (March 31, 2021: 2 aircraft).
Note 5. Lease revenue receivable
The following table shows the movement schedule for allowance for doubtful accounts for the year ended March 31, 2022 and for the year ended March 31, 2021.

	March 31, 2022	March 31, 2021
Beginning balance	$29,508	$14,629
Lease revenue for the year	156,820	189,008
Cash received during the year	(135,130)	(142,060)
Allowance for credit losses	(25,098)	(32,069)
Closing balance	$26,100	$29,508
During the year ended March 31, 2022, we increased our allowance for credit losses by $25.1 million primarily to reflect the increased credit risk due to the ongoing Covid-19 pandemic.

Note 6. Interest in Joint Venture

The Company has investments in Sora Airlease Designated Activity Company ("Sora DAC"). The Company holds 50% interest in Sora DAC. The Company recorded the investment at cost and adjusted each period for the Company’s share of the joint venture's income or loss.

The following table shows the summarized financial information of Sora DAC as of March 31, 2022 and March 31, 2021.

	March 31, 2022	March 31, 2021
Total assets	$467,850	$617,785
Third party liabilities	(238,561)	(401,307)
Net assets	$229,289	$216,478
Total liabilities of SORA DAC include Senior debt of $7,212 (FY2021: $7,212) and Junior debt of $52,698 (2021: $52,698) owed to the Company. This debt is included within Interest in joint venture on the consolidated statements of financial position as of March 31, 2022 and March 31, 2021.

The following table shows the Company's summarized interest in Sora DAC as of March 31, 2022 and March 31, 2021.

	March 31, 2022	March 31, 2021
	Merx Share 50%	Merx Share 50%
Total assets	$233,925	$308,892
Third party liabilities	(119,280)	(200,653)
Net assets	$114,645	$108,239

Comprised of
Shareholders loan and accrued interest	84,244	79,308
Capital contribution	12,500	12,500
Accumulated earnings	17,901	16,431
Net assets	$114,645	$108,239
There were 18 aircraft held by the Company in SORA DAC at year end (March 31, 2021: 24 Aircraft).

Note 7. Debt
Interest on the Revolver and notes payable is paid on a monthly or quarterly basis at various interest rates. See Note 3 for additional disclosure on Revolver.
Many of the Company’s aircraft were partially financed with the Revolver and notes payable. As the notes are held by subsidiaries and are secured by a lien on the specific aircraft acquired with no recourse against any other aircraft or asset owned by the Company or its subsidiaries, management has estimated that the fair value of each debt instrument approximates its amortized cost. Management determines fair value based on level 3 inputs.
As of March 31, 2022 and March 31, 2021, the Company was in compliance with all debt covenants.
The Company's outstanding debt obligations as of March 31, 2022 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Shareholder's debt
Revolver due October 2023	Mar-14	$275,000	$275,000	10.00%
Profit Participating Note due June 2078 (1)	Jun-18	108,964	108,964	N/A
Total Shareholder's debt		383,964	383,964
Third party debt
Note Payable due July 2025	Jun-18	90,056	89,205	1M LIBOR + 2.15%
Note Payable due July 2025	Sep-18	93,041	92,137	1M LIBOR + 2.15%
Note Payable due November 2024	Sep-18	33,970	33,679	1M LIBOR + 2.50%
Note Payable due June 2031	Jan-21	74,442	71,826	2.91%
MAPS 2018 - 1 Series A Note due May 2043	May-18	266,096	262,612	4.21%
MAPS 2018 - 1 Series B Note due May 2043	May-18	35,389	34,925	5.19%
MAPS 2018 - 1 Series C Note due May 2043	May-18	29,472	29,086	6.41%
MAPS 2019 - 1 Series A Note due March 2044	Mar-19	188,334	185,650	4.46%
MAPS 2019 - 1 Series B Note due March 2044	Mar-19	64,380	63,465	5.56%
MAPS 2019 - 1 Series C Note due March 2044	Mar-19	28,290	27,888	7.39%
Total third party debt		903,470	890,473
Total		$1,287,434	$1,274,437
____________________
(1) The Profit Participating Note is a senior unsecured security issued to Athene with a term of sixty years with no stated interest rate. These are reported in the consolidated statements of financial position at outstanding principal adjusted for any charge-off, allowances for loan losses, any deferred fees or costs on originated loans, and any unamortized premiums or discounts. Pro-rata share of profits of the borrower, excluding a marginal amount accrues as interest to the lenders.

The Company's outstanding debt obligations as of March 31, 2021 were as follows:

	Issuance Date	Outstanding Principal	Amortized Cost	Interest Rate
Shareholder's debt
Revolver due October 2023	Mar-14	$190,500	$190,500	10.00%
Profit Participating Note due June 2078 (1)	Jun-18	108,964	108,964	N/A
Total shareholder's debt		299,464	299,464
Third party debt
Note Payable due July 2025	Jun-18	99,950	98,844	1M LIBOR + 2.15%
Note Payable due July 2025	Sep-18	102,904	101,729	1M LIBOR + 2.15%
Note Payable due November 2024	Sep-18	39,376	38,977	1M LIBOR + 2.50%
Note Payable due June 2031	Jan-21	82,919	80,020	2.91%
MAPS 2018 - 1 Series A Note due May 2043	May-18	321,874	317,180	4.21%
MAPS 2018 - 1 Series B Note due May 2043	May-18	42,658	42,036	5.19%
MAPS 2018 - 1 Series C Note due May 2043	May-18	27,646	27,243	6.41%
MAPS 2019 - 1 Series A Note due March 2044	Mar-19	274,862	271,104	4.46%
MAPS 2019 - 1 Series B Note due March 2044	Mar-19	65,528	64,632	5.56%
MAPS 2019 - 1 Series C Note due March 2044	Mar-19	26,282	25,923	7.39%
Total third party debt		1,083,999	1,067,688
Total		$1,383,463	$1,367,152

Scheduled repayments of third party debt over next five years and thereafter are as follows:

As of March 31, 2022		As of March 31, 2021
Years ending March 31,	Amount	Years ending March 31,	Amount
2023	$165,130	2022	$130,820
2024	104,471	2023	112,798
2025	120,520	2024	113,123
2026	185,734	2025	129,995
2027	68,131	2026	197,816
Thereafter	259,484	Thereafter	399,447
Total	$903,470	Total	$1,083,999
Note 8. Lease Deposit Liability
As of March 31, 2022, cash security deposits in connection with lease agreements amounted to $10,286 (FY2021: $15,534). Lease deposit liabilities are generally refundable at the end of the contract lease period after all lease obligations have been met by the lessee. In addition, at March 31, 2022 the Company held letters of credit in lieu of cash security deposits that amounted to $7,437 (FY2021: $10,243).

Note 9. Maintenance Reserves Liability
The below table sets out the movement for maintenance reserves for the year ended March 31, 2022 and March 31, 2021.

	March 31, 2022	March 31, 2021
Beginning balance	$221,275	$242,329
Maintenance reserve receipts	29,559	15,496
Maintenance reserve disbursements	(55,816)	(14,080)
Released to revenue	(86,798)	(22,470)
Ending balance*	$108,220	$221,275

*The balance as of March 31, 2022 excludes maintenance reserve receivables from lessees amounting to $4.6 million (March 31, 2021: $12.5 million).

In addition, at March 31, 2022 the Company held letters of credit in lieu of cash that amounted to $14,114 (FY2021: $12,751).  Maintenance reserves represent the obligation to make periodic payments which are calculated with reference to the utilisation of airframes, engines and other major life limited components during the lease. In such contracts, upon lessee presentation of invoices evidencing the completion of qualified work on the aircraft, the company reimburses the lessee for the work.

Note 10. Derivative Financial Instruments
The Company utilizes interest rate swap contracts to economically hedge its interest rate exposure on certain of its variable rate debt. An interest rate swap is an instrument in which two parties agree to exchange interest rate cash flows based on a specified notional amount from a floating rate to a fixed rate or from one floating rate to another. Under the swap transactions, the Company makes fixed rate payments and receives floating rate payments to convert the floating rate notes payable to fixed rate obligations to better match the fixed rate cash flows from the leasing of aircraft. Derivative financial instruments are measured at fair value using Level 2 inputs.

The table below shows the fair values of derivative financial instruments designated as cash flow hedges, recorded as assets or liabilities, together with their notional amounts. The notional amount, recorded gross, is the amount of a derivative’s underlying asset and is the basis upon which changes in the value of derivatives are measured. The notional amounts indicate the volume of transactions outstanding at year end and are indicative of neither the market risk nor the credit risk.
Some of our agreements with derivative counterparties require a cash collateralization of derivative fair values. As of March 31, 2022, and March 31, 2021, no cash collateral was received or advanced to counterparties.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any losses to date.

As of March 31, 2022
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$171,622	$—	$3,275

As of March 31, 2021
	Outstanding notional amount	Fair value assets	Fair value liabilities
Derivative liabilities designated as cash flow hedges	$191,123	$—	$15,675

Note 11. Lease Revenue
The below table shows the breakout of maintenance reserve revenue for year ended March 31, 2022, the year ended March 31, 2021 and March 31, 2020.

	March 31, 2022	March 31, 2021	March 31, 2020
Lease revenue	$156,820	$189,008	$202,899
Maintenance reserve revenue	86,798	22,470	18,615
Total	$243,618	$211,478	$221,514
Geographic and credit risks
Lease rental revenue includes $927 (FY2021: $927; FY2020: $927) related to leases of aircraft component parts in use by non-U.S. domiciled airlines. As of March 31, 2022, the Company had lease arrangements with 25 lessees (FY2021: 30 lessees) whose principal places of business are located in 20 countries (FY2021: 19 countries).

Carrying value of aircraft held for lease and aircraft held for sale at year end, lease revenues in the financial period and number of Aircraft at year end were as follows:

	Carrying value as of March 31, 2022%		Lease revenue for the year ended March 31, 2022%		Number of Assets as at March 31, 2022%
Africa	$71,974	6%	$17,369	7%	4	8%
Asia/Pacific	353,183	30%	81,982	33%	13	25%
Australia	34,936	3%	4,570	2%	2	4%
Europe	254,830	22%	83,158	34%	7	13%
Latin America	56,524	5%	11,456	5%	3	6%
Middle East	48,506	4%	5,232	2%	2	4%
North America	251,416	22%	39,851	17%	9	17%
Off-Lease	89,068	8%	—	—	12	23%
Total	$1,160,437	100%	$243,618	100%	52	100%

	Carrying value as of March 31, 2021%		Lease revenue for the year ended March 31, 2021%		Number of Assets as at March 31, 2021%
Africa	$78,824	4%	$11,437	5%	4	7%
Asia/Pacific	452,504	29%	71,338	34%	18	32%
Australia	36,749	4%	17,092	8%	2	4%
Europe	369,594	28%	49,057	23%	12	21%
Latin America	95,932	8%	13,833	7%	4	7%
Middle East	51,523	3%	5,255	2%	2	4%
North America	351,961	23%	43,466	21%	12	21%
Off-Lease	11,954	1%	—	—	2	4%
Total	$1,449,041	100%	$211,478	100%	56	100%

Minimum future lease payments

The minimum future lease payments on non-cancelable operating leases of aircraft in our fleet were as follows:

As of March 31, 2022		As of March 31, 2021
Years ending March 31,	Amount	Years ending March 31,	Amount
2023	$124,943	2022	$170,336
2024	114,852	2023	159,199
2025	101,071	2024	135,063
2026	81,738	2025	111,539
2027	51,462	2026	84,614
Thereafter	145,328	Thereafter	158,118
Total	$619,394	Total	$818,869

Note 12. Service fee income
Effective January 16, 2019, the Company entered into a series of service arrangements with affiliates of AGM. Under a servicing agreement with Apollo Capital Management, L.P. (“ACM”), the Company serves as technical servicer to aircraft clients of ACM and its affiliates. Under a research support agreement with ACM, the Company's employees assist ACM with technical diligence and underwriting of new aircraft-related investment opportunities. Under a technical support agreement, the Company and AMH share the services of Mr. Gary Rothschild.

For providing these services, the Company receives a management fee. The below table sets out the management fee income for the year ended March 31, 2022, year ended March 31, 2021 and year ended March 31, 2020 for the services provided by the Company to ACM and its affiliates.

	March 31, 2022	March 31, 2021	March 31, 2020
Apollo Navigator Fund	$4,496	$8,146	$900
PK Air 1 LP	3,585	1,284	1,200
Others	31	347	108
Net service fee income as per statement of operations	$8,112	$9,777	$2,208
The below table sets out the reconciliation of total management fee income earned by the company for the year ended March 31, 2022, year ended March 31, 2021 and year ended March 31, 2020.

	March 31, 2022	March 31, 2021	March 31, 2020
Service fee income	$15,814	$13,479	$7,561
Service fee income elimination upon consolidation	(7,702)	(3,702)	(5,353)
Net service fee income as per statement of operations	$8,112	$9,777	$2,208
These figures are made up of income from MAPS 2019-1 Limited, MAPS 2018-1 Limited, OVI DAC, Borealis Aviation Ireland Limited, EOS and PK AIR. A portion of these fees are eliminated upon consolidation.
Note 13. Other Income
Other income of $617 mainly includes miscellaneous income (FY2021: $4,089 mainly includes deferred interest income, income on bank deposits and other miscellaneous income. FY2020: $1,461 mainly includes interest on bank deposits and other miscellaneous income.).

Note 14. General and administrative expenses
The below table sets out the general and administrative expenses for the year ended March 31, 2022, March 31, 2021 and March 31, 2020.

	March 31, 2022	March 31, 2021	March 31, 2020
Salary and compensation	$10,352	$10,618	$10,350
Aircraft maintenance and technical fees	14,940	5,739	4,943
Legal and insurance expense	3,893	2,861	3,476
Others	6,237	5,407	8,811
Total	$35,422	$24,625	$27,580
Note 15. Income Taxes
Four of the Company's subsidiaries are recognized as a corporation for U.S. tax purposes and are subject to U.S. federal, state, and local income taxes. Income taxes have been provided for based upon the tax laws and rates in the U.S. where the operations are conducted and income is earned. The subsidiary's net profit (loss) before income taxes for the year ended March 31, 2022 was $0 (FY2021: ($20); FY2020: $109). The components of the income tax provision consisted of the following:

	For the year ended March 31,
	2022	2021	2020
Current income tax
Domestic tax	$—	$—	$0
Foreign tax	6	(19)	27
Total current income tax	$6	$(19)	$27
Deferred income tax
Domestic tax	—	—	—
Foreign tax	199	(2,509)	(2,326)
Total deferred income tax	$199	$(2,509)	$(2,326)
Total income tax	$205	$(2,528)	$(2,299)
The Company did not have significant domestic deferred tax assets and liabilities at March 31, 2022 or March 31, 2021.

	March 31, 2022	March 31, 2021
Opening deferred tax balance	$(93)	$(2,651)
Deferred tax charge to statement of operations	199	2,184
Others	29	374
Closing deferred tax balance	$135	$(93)
The Company did not have net taxable operating loss ("NOL") carry forward available at March 31, 2022 (FY2021: $0 : FY2020: $0) to offset future taxable income subject to U.S. graduated tax rates. Deferred tax assets and liabilities are netted as they both fall within the U.S. tax jurisdiction. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The Company is subject to examination by taxing authorities in the U.S. for a period of three fiscal years after tax returns are filed.

Note 16. Commitments and Contingencies
As of March 31, 2022, the Company was obligated under non-cancelable operating leases relating to office facilities in New York, New York and Dublin, Ireland for future minimum lease payments as follows:

Years ending March 31,	Amount
2023	$627
2024	472
2025	458
2026	38
2027	—
Thereafter	—
Total	$1,595
As of March 31, 2021, the Company was obligated under non-cancelable operating leases relating to office facilities in New York, New York and Dublin, Ireland for future minimum lease payments as follows:

Years ending March 31,	Amount
2022	$627
2023	627
2024	472
2025	458
2026	38
Thereafter	—
Total	$2,222
Note 17. Subsequent Events
Management has evaluated subsequent events through the date of issuance of these financial statements on the May 18, 2022 and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in, the financial statements.